Exhibit 99-1
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[GRAPHIC OMITTED]  Koor Industries Ltd.


KOOR INDUSTRIES ANNOUNCES RESULTS OF EXTRAORDINARY GENERAL MEETING

Tel Aviv, Israel - December 28, 2006 - Koor Industries Ltd. (NYSE: KOR) ("Koor" or the "Company"), a leading Israeli holding company, announced the resolutions of the Company's Extraordinary General Meeting, held in the Company's offices on December 28, 2006.

Resolutions
1. To approve new guidelines for the annual renewals of the directors' and officers' insurance policies (the "D&O Policies") of the Company (the "2007 Guidelines"), such guidelines to be effective for the D&O Policy of 2007 and onwards (up to 2010), providing coverage to all of the directors and officers of the Company, including such directors and officers who are among the current controlling shareholders of the Company or their relatives and to empower the management, at its discretion, to enter into D&O Policies within the 2007 Guidelines.
2. To approve the grant of indemnification, in advance and ex post facto, to directors of the Company who are not controlling shareholders of the Company or their relatives.
3. To approve the grant of indemnification, in advance and ex post facto, to directors and officers of the Company who are at present among the controlling shareholders of the Company or their relatives.
4. To approve the Company entering into an agreement with IDB Development Corporation Ltd. in connection with the sharing of office lease and overhead costs and expenses related to the Company's offices in the Azrieli Towers Triangular Building, Tel Aviv.
5. To approve the terms and conditions of the compensation of Mr. Jonathan Kolber, as the Chairman of the Board of Directors of the Company and of his retirement from his position as the Chief Executive Officer of the Company.
6. To approve the sale of the Company's holdings (70%) in Isram Wholesale Tours and Travel Ltd. to Clal Tourism Ltd.

About Koor
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.


Company contact                                IR Contacts
Avital Lev, CPA, Investor Relations            Ehud Helft/Kenny Green
Koor Industries Ltd.                           GK Investor Relations
--------------------                           Tel:  1 866 704 - 6710
Tel:  972 3 607 - 5111                         Fax:  972 3 607 - 4711
Fax:  972 3 607 - 5110                         ehud@gk-biz.com; kenny@gk-biz.com
avital.lev@koor.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.